Contact

www.linkedin.com/in/dylananderson (LinkedIn)

Top Skills

Payroll Administration
Board of Directors
Policies & Procedures

Honors-Awards

Advisor
Mentor

Publications

Strands Funding - $55M (2007)
Chirpify Raises $6M A Round
RADAR Backed by $6.2M
Max-Viz 6th Fastest Growth Company - PBJ
Radar Acquired

Dylan Anderson

CFO | Finance, Accounting, Planning | Airship, RadarFirst (acquired), Max-Viz (acquired) Alum | VC/PE/Public & Private Co. Experience
United States

Summary

CFO/COO Vision & Leadership: 25+ years of financial accounting/operations. >$200M Raised. ~12-15 Funding Rounds. 4 M&A Events. Strategy and planning, venture capital, 3 Private Equity (PE owned) companies, startups and full life cycle companies, GAAP accounting, HR, IT, systems, conversions, legal functions, administration, treasury and operational leadership.

Expert in many industries - (pre/post) IPO software, SaaS, hardware, retail, healthcare, IT, manufacturing, biotech / genetics, medical device & avionics technology, non-profit businesses.

Senior Financial Executive

*Operational and Finance/Accounting leadership and process expertise
*GAAP Financials / Statements / Audit lead / Taxes
*Systems Conversions / Consolidations / International / Sales Tax
*Corporate and Business Development
*Change and turnaround agent

With Results

*2 successful exits (1 turnaround in a difficult market)
*5 acquisitions and 2 divestitures
*2 IPOs (non-executive roles)

Previous Mentor at Nike+ Techstars Accelerator

Tripoint Properties. Operating in 4 States. Since 2010.

Specialties: Planning, M&A, Venture Capital, Corporate Development, Corporate Finance, Legal Advisory, Investment Banking, Contracting, Product and Program Management, Financial

Analysis (Budgeting, Systems, Analysis, Reporting, Procedures), Multiple & Successful GAAP Accounting Management and Audits, FOREX, Consolidations, Compliance, Sarbox, Healthcare - Physician Practice Management (Payer, Billing, IT, Provider Analysis), Human Resources (Planning, Hiring, Staffing, Benefits, Management), Cap Table, Stock Option Management and Planning, 409a, 123r, IT (Capital Budgeting, Planning, System Reqs, Support), Netsuite, Great Plains, Dynamics, Quickbooks, Sales Tax, International / IFRS, Cash, financing, lines of credit, venture debt and Risk Management.

Contact Info:
Dylan Anderson
Email dyl3an@gmail.com
Mobile 541.602.1755

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Experience

Multiple Companies
Fractional CFO - Neighbor Pet Food, Xilo.io, Phylos Biosciences, VAH
2020 - Present (5 years)
Portland, Oregon Area

Fractional CFO
-Neighbor Pet Food - CFO, Fundraising, Wefunder, FP&A & More
-Biotech, VC Backed company - CFO, Raised $6M Series C, FP&A
-Insurtech, VC Backed Seed Stage company - CFO, FP&A, GAAP Accounting
-A non-profit 501(c)(3) & 501(c)(4) company - CFO, FP&A, Grants, Accounting

A Kids Co.
INVESTOR - in A Kids Co., Chalice Farms, Knightscope, Digital Brands, Board Member - CCTDI
May 2003 - 2024 (21 years)
Portland, Oregon Metropolitan Area

Family Help and Wellness
SVP, Finance
2018 - 2020 (2 years)
Portland, Oregon Area

SVP of Finance to Lead M&A/Private Equity strategy, assist with De novo startup development and operational goals. Led an M&A event. Acquired a program. FHW offers a variety of immersive, clinically sophisticated, and outcome-driven programs including wilderness therapy, residential treat environments, assessment facilities and transitional housing throughout the US.

RADAR, Inc.
Vice President Finance
2015 - 2018 (3 years)
Portland, Oregon Area

Radar - (Acquired by Vista Equity Partners) Top Finance and Operational Leader for RADAR, an award winning incident response management solution used by leading organizations to reduce risk and simplify compliance with data breach laws. Co-Developed $6M+ Corporate Fund Raise and split from ID Experts, Inc. RADAR is delivered as an innovative SaaS application providing up-to-date guidance on the latest regulations.

Chirpify
Fractional CFO –Chirpify, MobileRQ, Colorhouse, iFlipd
2012 - 2015 (3 years)
Portland, Oregon Area

CFO Advisor for multiple companies (retained)

iFlipd - Advising CFO for iFlipd, a pay-as-you-go book rental model. Driving financial, accounting, HR, IT & admin ops. Leading the fund raising process, executive level management, strategy development, financial models & metrics & processes. Updated.

Colorhouse - Advising CFO for Colorhouse. I led the company through effective financial planning & analysis, solid reporting & strategy, pricing &margin discussions, executive management and communications. I lead the finance, accounting, HR, IT and Admin operations of the company. Completed successful GAAP audit and improved operations significantly.

Chirpify - Advising CFO for Chirpify. Chirpify converts mobile & social actions into rewards & brand loyalty. Co-developed with CEO $6M in a new series A funding round. Lead all Financial, Accounting, HR, IT, Legal and Admin Functions and helped manage a fast growing team. Creating board level financials, full GAAP accounting, cash planning, successful audits & venture capital reporting & compliance.

MobileRQ - Advising CFO/COO for a contextual mobile marketing company. Co-developed $2M+ of seed investment, developed strategy, planning and operations leadership to this small company. I lead pricing discussions and developing operating efficiency. Completed multiple GAAP audits & reporting requirements.

Airship
CFO, VP of Finance & Corporate Secretary
2010 - 2012 (2 years)
Portland, Oregon Area

CFO, VP of Finance & Corporate Secretary, for a well funded, venture backed technology startup. Co-developed $15.1M Investment from Salesforce, Verizon, True Ventures, Foundry Group and Intel. Led Finance, Accounting, Operations, HR, Legal, Treasury and Administration. 120 employees total. 2 locations. 6 Direct Reports. Co-led acquisition of SimpleGeo. Created strategic and operational efficiencies and helped smartly grow the company through 6X Revenue's and 4X in headcount. Helped developed key processes with VP of Sales and Growth to drive revenue to scale. Completed first GAAP Audit and drove all the reporting and compliance of the organization. Consolidated multiple systems and locations. Worked with VP of Sales to create a very successful sales model. Led pricing and margin discussions. Advised VP of Engineering on resourcing and cost efficiencies. Drove legal and contracting. Managed IP and TM development. Directed Facilities and IT resourcing in multiple locations.

Max-Viz, Inc
CFO, VP Finance and Corporate Secretary
2008 - 2010 (2 years)
Portland, Oregon Area

CFO, VP Finance and Corporate Secretary - Financial, Accounting, Operational leadership in Sales, Marketing and Administration, IT, HR , Legal, and Treasury leadership. Led capitalization / turnaround of company from historical losses to consistent growth & profitability that led to the eventual Acquisition by Astronics (nasdaq: ATRO). Helped develop investment in a significant series funding raise. Created financing line of credit to enable operating efficiency. Managed strategy and planning, most operational functions and drove many marketing functions with results and full reporting/ analysis. 14 Employees. 1 Location. 2 Direct Reports.

Funding from OVP (Oregon Venture Partners), Highway 12, Montlake Capital and Alexander Hutton Venture Partners. Company acquired by Astronics (nasdaq: ATRO).

Strands
VP, Finance & Administration, Corporate Secretary
2006 - 2008 (2 years)
Portland, Oregon Area

VP, Finance & Administration, Corporate Secretary, for a venture backed technology startup. Co-Developed $55M+ in new investment and managed explosive growth. Led Finance, Accounting, Operations, HR, Legal, Treasury and Administrative functional groups. 160 employees total. 11 worldwide locations. 18 Direct reports.

Led many functions in organization. Completed companies first GAAP audit. Lead for banking, legal, auditor, tax areas. Created initial company processes and procedures. Drove reporting and metrics. Created board presentations and financials. Led board meetings and was corporate secretary.

Digimarc
Financial Planning Manager
2001 - 2006 (5 years)
Portland, Oregon Area

Finance Planning Manager for Digimarc Corporation (Nasdaq: DMRC).

*Led many financial functions in a pre-IPO and public company setting.
*Managed financial reporting, sales management, operations of multiple P&L's.
*Was key financial manager for a $15M+ confidential contract.
*Supported M&A, a secondary offering and complex accounting issues with capitalized R&D and Inventory.
*Provided and presented key financial, sales and operations data and reports from customer, executives and internal team.

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Education

University of Oregon - Charles H. Lundquist College of Business
BS, Finance and Marketing · (1989 - 1993)